Mail Stop 4561

January 9, 2009

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

    Re: **Visa Inc.**
           Form 10-K for the Fiscal Year Ended September 30, 2008
           File No. 001-33977

Dear Mr. Saunders:

    We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Historical and Pro Forma Financial Conditions and Results of Operations, page 51

Contractual Obligations, page 85

1.   Regulation S-K Item 303(a)(5) requires MD&A for annual periods to include a tabular disclosure of "known contractual obligations." The prescribed table includes the caption "other long-term liabilities reflected on the registrant's balance sheet under GAAP." Tell us why you have not included the Visa Europe put option with in this table. Given your disclosure on page 83 that "the amount

of [the Visa Europe put option] obligation could be several billion dollars or more", we believe that the put option appears material and should be included within this table. We further believe that a footnote to this table should be included that discloses the full settlement amount. In light of the significance of this obligation, we believe that the inclusion of this obligation would be material to the table and, therefore, your first Form 10-Q for fiscal year 2009 should provide a complete updated table of contractual obligations.

Critical Accounting Estimates, page 86

Fair Value – Visa Europe Put Option, page 87

2.   We note the assumptions disclosed in determining the fair value of the put option at September 30, 2008. Tell us what consideration you gave to the current economic conditions impacting these assumptions as they have not changed since the disclosure in your Form S-1/A filed February 25, 2008. In your response, provide greater insight into the estimates and assumptions relied upon as of September 30, 2008 in arriving at the fair value of the put option as well as a range of the actual purchase price that you may be required to pay if the option is exercised.   For example, consider disclosing the reasons for the difference between the fair value of the put option and the settlement amount of several billion or more. Also, tell us whether an increase in the exercise probability would have a constant impact or an increasing impact as probability nears 100%. That is, does each 5% increase in probability result in the same fair value increase in the put option or as it nears 100% does it increase exponentially.   In addition, we note that you disclose that you cannot currently estimate the amount of the obligation if the put is exercised (your page 83).   Explain how you can estimate the fair value of the put option while you cannot estimate the amount of the obligation if the put is exercised.

Item 8. Financial Statements and Supplementary Data, page 96

Notes to the Consolidated Financial Statements, page 108

Note 4 – Visa Europe, page 125

Visa Europe Put-Call Option Agreement, page 127

3.   We note your disclosures surrounding the put option agreement with Visa Europe. Tell us the maximum amount that you could be required to pay to settle the put option liability as required by paragraph 23.c. to SFAS 150. Revise future filings as appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief